SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2003

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from                                        to

Commission file number 1-8598

     A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belo Savings Plan

     B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Belo Corp.
P.O. Box 655237
Dallas, Texas 75265-5237

Financial Statements and Supplemental Schedules
Belo Savings Plan
As of December 31, 2003 and 2002, and for the Year ended December 31, 2003

Belo Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2003 and 2002,
and for the Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Belo Corp.

We have audited the accompanying statements of net assets available for benefits of the Belo Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
May 14, 2004

Belo Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Plan’s interest in Belo Corp. Defined Contribution Trust	$375,763,275	$288,896,787
Participant notes receivable	13,833,625	12,430,724
Receivables:
Employee contributions	4,345	1,649
Employer contributions	1,956	—

	6,301	1,649

Total assets	389,603,201	301,329,160
Liabilities
Employer contributions refundable	—	3,035

Net assets available for benefits	$389,603,201	$301,326,125

See accompanying notes.

Belo Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Plan’s interest in net investment income from Belo Corp. Defined Contribution Trust	$69,158,874

Contributions:
Employee	22,732,283
Employer – cash	5,300,454
Employer – noncash	8,221,305
Rollover	1,285,112

37,539,154
Transfers within Belo Corp. Defined Contribution Trust	67,202

Total additions	106,765,230

Deductions
Distributions	18,397,298
Administrative expenses	90,856

Total deductions	18,488,154

Net increase	88,277,076
Net assets available for benefits at beginning of year	301,326,125

Net assets available for benefits at end of year	$389,603,201

See accompanying notes.

Belo Savings Plan

Notes to Financial Statements

December 31, 20003

1. Description of the Plan

The following description of the Belo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees of Belo Corp. and its subsidiaries (collectively, the Employer or Company), as defined in the Plan document, who have attained age 21. Certain collective bargaining agreements and personal service contracts may exclude some employees’ participation in the Plan. Refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant’s compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan’s 19 investment funds, including a self-directed brokerage fund. Participant contributions are allocated to the participants’ Deferral Contribution Accounts, as defined in the Plan document. The maximum pretax contribution an employee can make is 100% of his or her annual eligible compensation (less required withholdings and deductions) up to statutory limits. Additionally, participants who have attained age 50 are eligible to make catch-up deferral contributions, subject to the statutory limits.

For participants hired before July 1, 2000, who elected to continue to accrue benefits under The G.B. Dealey Retirement Pension Plan (the Pension Plan), the Employer makes a matching contribution of 55% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. For participants hired before July 1, 2000, who elected to discontinue the accrual of benefits under the Pension Plan or those participants hired after June 30, 2000, the Employer makes a matching contribution of 75% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. Such matching contributions are allocated to the participants’ Matching Contribution Accounts, as defined in the Plan document.

Belo Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Employer’s matching contributions may be made in cash and/or in shares of Belo Corp. Series A Common Stock only, subject to the right of the participant or beneficiary to redirect the investment of Employer matching contributions made in Belo Corp. Series A Common Stock into any other investment fund established under the Plan. Also, all participants with Belo Corp. Series B Common Stock allocated to their accounts have the right at any time to convert shares of Belo Corp. Series B Common Stock into shares of Belo Corp. Series A Common Stock. The Belo Corp. Series A Common Stock may then be redirected by the participant into any other investment fund established under the Plan.

The Employer may make a discretionary matching contribution for any Plan year, in addition to the matching contributions described above. There was no discretionary matching contribution made during 2003. Full-time participants will not be eligible for any Employer matching contributions or profit sharing contributions until they have attained the age of 21 and have completed a year of service. Part-time participants must also have worked a minimum of 1,000 hours.

The Employer will also contribute as a profit sharing contribution for each payroll period an amount equal to 2% of the eligible compensation paid on and after July 1, 2000, to each participant who is eligible to receive the 75% matching contribution. The Employer may make an additional discretionary profit sharing contribution to the Plan for any payroll period or for any Plan year in such amount as is determined by the Employer and is approved by the Compensation Committee of the Board of Directors of the Employer for certain Belo Participating Employers, as defined in the Plan document. There was no additional discretionary profit sharing contribution made during 2003. The profit sharing contributions are allocated to the participants’ Profit Sharing Accounts, as defined in the Plan document. Total profit sharing contributions made during 2003 approximated $3.8 million.

Vesting

Except as provided in the Plan document, each participant who was an employee on June 30, 2000, is 100% vested in his or her accounts, which will be nonforfeitable at all times. Each participant who became an employee after June 30, 2000, is 100% vested in his or her Deferral Contribution Account and Transfer Account, as defined in the Plan document, which will be nonforfeitable at all times. Such participant will be 100% vested in his or her Matching Contribution Account and Profit Sharing Account, as defined in

Belo Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

the Plan document, after three years of service, at which time these accounts will be nonforfeitable. Participants with less than three years of service will have no vesting in the Matching Contribution and Profit Sharing Accounts, as defined in the Plan document.

Distributions

As provided under the Plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.

Loans

Participants are able to borrow against their vested account balances. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant’s account or $50,000, reduced by the excess of the highest outstanding loan balance for the previous 12-month period over the outstanding balance of all loans on the date on which a loan is made. Loan terms range up to a period of five years. Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant’s current investment elections.

Administration

The Plan is administered by the Benefits Administrative Committee, which consists of a Chairman appointed by the Employer. The Chairman appoints additional committee members.

Plan Termination

While the Employer has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA, by action of the Board of Directors of the Employer. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant’s account.

Belo Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

Investment Valuation and Income Recognition

The Company maintains the Plan’s assets and the assets of the Journal-Guild 401(k) Plan in the Belo Corp. Defined Contribution Trust (Master Trust), with Fidelity Management Trust Company (Fidelity) and Wells Fargo Bank Texas, N.A. (Wells Fargo) (collectively, the Trustees). The Plan and the Journal-Guild 401(k) Plan have an undivided interest in the Master Trust. The Plan does not invest in the common/collective trust assets that are part of the Master Trust.

Investments included in the Master Trust are valued at fair value. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Belo Corp. Series A and Series B Common Stock and other common stocks are valued at the quoted market prices. Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Belo Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Expenses

All expenses incident to the administration of the Plan are charged to the participants’ accounts unless the Employer elects to pay for such expenses. The Employer has elected to pay substantially all expenses in 2003.

3. Interest in Master Trust

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 92.7% and 92.2%, respectively. Net investment income and administrative expenses relating to the Master Trust are allocated to the Plan based upon average monthly balances of the Plan.

Investments held in the Master Trust as of December 31, 2003, are as follows:

Belo Corp. Series A Common Stock	$75,182,904
Belo Corp. Series B Common Stock	17,138,169
Registered investment companies	261,708,600
Interest-bearing cash	44,500,791
Common/collective trusts	6,094,159
Other common stocks	583,477
Due from broker	38,504

Total	$405,246,604

Belo Savings Plan

Notes to Financial Statements (continued)

3. Interest in Master Trust (continued)

Investments held in the Master Trust as of December 31, 2002, are as follows:

Belo Corp. Series A Common Stock	$52,744,987
Belo Corp. Series B Common Stock	13,933,356
Registered investment companies	196,871,019
Interest-bearing cash	43,211,628
Common/collective trusts	6,271,778
Other common stocks	196,724
Preferred stock	45,850
Due from broker	17,045

Total	$313,292,387

Net investment income in the Master Trust for the year ended December 31, 2003, is as follows:

Net appreciation in fair value of investments:
Belo Corp. Series A Common Stock	$18,627,861
Belo Corp. Series B Common Stock	4,147,103
Registered investment companies	44,305,226
Other common and preferred stocks	160,658
Interest and dividend income	6,844,796

Net investment income	$74,085,644

4. Income Tax Status

The Plan has received a determination letter from the IRS dated August 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Belo Savings Plan

Notes to Financial Statements (continued)

5. Subsequent Event

Effective July 31, 2004, the Journal-Guild 401(k) Plan (Guild Plan) will be frozen to new participants and all contributions will cease. Effective August 1, 2004, each former participant of the Guild Plan will become a participant in the Plan and any contributions will be remitted to the Plan. Additionally, each participant of the Guild Plan has been given an election to make by July 2, 2004 whether to leave his or her account balance in the Guild Plan or transfer such account balance to the Plan.

Supplemental Schedules

Belo Savings Plan

Schedule H; Line 4a – Schedule of Delinquent Participant Contributions

EIN: 75-0135890
Plan #: 002

Year ended December 31, 2003

(b)
(a)	Total that Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions
$1,602	$1,602

Belo Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-0135890
Plan #: 002

December 31, 2003

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
*	Participants	Loans with interest rates ranging from 4.00% to 10.25%	$—	$13,833,625

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

BELO SAVINGS PLAN
Date: June 24, 2004	/s/ Brenda C. Maddox
Brenda C. Maddox
Vice President/Treasurer

EXHIBIT INDEX

Exhibit
Number	Seq. Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	15